Exhibit 99.8

CDC CORPORATION

DISTRIBUTION CALCULATION SCHEDULE FOR EQUITY—WITH EVOLUTION SETTLEMENT

Sale Proceeds from CDC Software Shares Available for Distribution after Reserves (as of 10/31/12)			$88,146,778.99
Additional Funds from Evolution Settlement			$32,644,005.05
Deemed Exercise from APOL of $2.61 Options			$5,163,446.52

Gross-up Distribution for Calculation			$125,954,230.56

Share Calculation

Book Shares Cusip G22022L11	45,458,419
Certificated Shares Cusip G2022L10	54,047

Shares Per Position List	45,512,466

Excluded Treasury, out of money options and Repricings Excluding APOL	9,355,399

OUTSTANDING SHARES BEFORE APOL ADJUSTMENT	36,157,067

Included APOL $2.61 Options per APOL Settlement Agreement	1,978,332

Equity Positions in Distribution Pool with APOL		38,135,399

APOL’s Equity Position
APOL $2.61 OPTIONS-COMPUTERSHARE	1,978,332
APOL CLASS A COMMON-COMPUTERSHARE	996,293
APOL RESTRICTED STOCK AWARDS-COMPUTERSHARE	908,411	3,883,036	TOTAL COMPUTERSHARE
APOL CLASS A COMMON-BARCLAYS	1,282,135
APOL CLASS A COMMON-UBS	1,666,666
APOL CLASS A COMMON-DB	50,656	2,999,457	TOTAL NOMINAL

APOL’s Total Equity Position	6,882,493

Equity Positions in Distribution Pool without APOL		31,252,906

Distribution Calculation—Assuming Suppression Letters for APOL Shares in Nominal Name
Distribution Calculation (incl. APOL) prior to effecting APOL Settlement	$3.30
Exercise Cost for APOL $2.61 Options	$5,163,446.52
APOL Distribution after Exercise Cost for $2.61 Options	$17,568,166.11
Less Amount due from APOL under APOL Settlement	$(9,000,000.00)

Net Distribution to APOL	$8,568,166.11

First Distribution excluding APOL	$103,222,617.93
Secondary Distribution excluding APOL	$9,000,000.00
Secondary Distribution on $9 million	$0.29
Total Distribution except for APOL	$112,222,617.93

Total per Beneficial Interest distribution excluding APOL	$3.59

Total Distribution including APOL	$120,790,784.04

Distribution Calculation for APOL—Assuming No Suppression Letters for APOL Shares in Nominal Name
Distribution to APOL on Nominal Shares	$9,906,656.59
Distribution withheld from APOL on Book Shares (Computershare)	$12,824,956.04

Exercise Cost for APOL $2.61 Options	$5,163,446.52
Amount due from APOL under APOL Settlement	$9,000,000.00

EXCESS DISTRIBUTION TO APOL	$(1,338,490.48)